SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 8,2004

Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

April 8, 2004

                By: _s/James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Press Release entitled “Fording Announces Executive Appointments”

                                                                                                            Exhibit                   99.1

Press Release entitled “Elk Valley Coal Announces Executive Appointments”

                                                                                                            Exhibit                   99.2

April 8, 2004

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated April 8, 2004

Dear Sir or Madam:

On behalf of Fording Inc. transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company’s Report on Form 6-K.

Yours truly,

James F. Jones

Corporate Secretary

Attachments

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING ANNOUNCES EXECUTIVE APPOINTMENTS

CALGARY, April 8, 2004 – Mr. Michael Grandin, Chairman and Chief Executive Officer of Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) is pleased to announce the following executive appointments.

Jim Popowich has been appointed President of Fording Canadian Coal Trust. Jim has played a major role in the growth and development of Fording and its predecessors over the past 35 years, most recently as Executive Vice President. He is also President and Chief Executive Officer of Elk Valley Coal. Jim is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining, Metallurgy and Petroleum.

Mark Gow has been appointed Controller of Fording Canadian Coal Trust. Mark has served in roles of increasing responsibility with Fording and its predecessors over the past seven years, most recently as Director, Investor Relations. He is also Controller of Fording Inc. and Elk Valley Coal. Mark is a member of the Canadian Institute of Chartered Accountants and the Alberta Institute of Chartered Accountants.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of Elk Valley Coal and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Catherine Hart

Coordinator, Investor Relations

(403) 260-9817

investors@fording.ca

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

ELK VALLEY COAL
ANNOUNCES EXECUTIVE APPOINTMENTS

CALGARY, April 8, 2004 – Mr. Jim Popowich, President and Chief Executive Officer of Elk Valley Coal, is pleased to announce the following executive appointments.

Bill Fleming has been appointed Vice President, Projects. With his extensive background and expertise as a mining engineer, Bill will be directly involved in assessing and developing future growth and business opportunities for Elk Valley Coal. He will also oversee the development of the Cheviot Creek pit at our Cardinal River Operations, located near Hinton, Alberta. Prior to this appointment, Bill was with Teck Cominco Limited for more than 16 years, most recently as General Manager, Coal.

Jim Jones has been appointed Vice President, Employee Relations and Corporate Secretary. Jim is also Corporate Secretary of Fording Canadian Coal Trust and Fording Inc. A lawyer with extensive experience in labour relations in the mining industry, Jim has more than 17 years of service with predecessors of Fording and Elk Valley Coal.

Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. Elk Valley Coal is owned by a partnership between Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) and Teck Cominco Limited (TSX: TEK.A and TEK.B).

For further information contact:

Catherine Hart

Coordinator, Investor Relations

(403) 260-9817

info@elkvalleycoal.ca